

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 29, 2010

Via Facsimile ((215) 963-5001) and U.S. Mail

Timothy Maxwell, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

> **Re: Eurand N.V.**
> **Schedule 14D-9 filed December 22, 2010**
> **SEC File No. 005-82904**

Dear Mr. Maxwell:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Identity and Background of Filing Persons, page 1

1.   We note that under the caption "Tender Offer" you refer to payment to be made "as promptly as practicable." The disclosure is inconsistent with the comparable disclosure in the tender offer document and with the provisions of Rule 14e-1(c). Please revise.

Past Contacts, Transactions, Negotiations and Agreements, page 2

2.   Please revise to quantify the royalty payments received from Axcan during the past two years and to disclose the percentage of total revenues such payments constitute.

3.   Refer to the section captioned "Arrangements with Current Executive Officers, Directors and Affiliates of the Company." Please revise to show the payments to be received by each officer and director from each type of compensation (i.e., change in control agreement, retention plan agreement including the first retention payment, shares owned, and options owned which are in the money).

Additional Information – Projected Financial Information, page 38

4.   We note that the projected financial information included in this section has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

5.   Please revise the disclosure at the end of page 39 to reflect our new address at 100 F Street, NE, Washington, DC 20549 and to delete the reference to our public reference room, which no longer exists.

Annex II

6.   We note the limitation on reliance by shareholders in the fairness opinion provided by Jefferies. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Jefferies' belief that shareholders cannot rely upon the opinion to support any claims against Jefferies arising under applicable law (e.g., the inclusion of an express disclaimer in Jefferies' engagement letter with the company). Describe any applicable law authority regarding the availability of such a potential defense. In the absence of applicable law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable law. Further disclose that the availability of such a defense to Jefferies would have no effect on the rights and responsibilities of either Jefferies or the board of directors under the federal securities laws.

7.   Disclose that Jefferies has consented to use of the opinion in the document.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Timothy Maxwell, Esq.
Morgan, Lewis & Bockius LLP
December 29, 2010
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions